Exhibit 24
                   ODD-LOT PURCHASE OFFER
                             OF
                  CALLOWAY'S NURSERY, INC.
                      January 30, 2004

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE ODD-LOT PURCHASE OFFER DESCRIBED HEREIN, PASSED UPON THE MERITS OF OR FAIRNESS OF THE ODD-LOT PURCHASE OFFER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      TABLE OF CONTENTS
                                                        Page
SUMMARY                                                    1
THE ODD-LOT PURCHASE OFFER                                 3
     Background and Description of the Odd-Lot Purchase
Offer                                                      3
     Appraisal Rights                                      3
     Special Provisions for Unaffiliated Shareholders      4
     Source of Funds                                       4
     Persons Implementing the Odd-Lot Purchase Offer       4
     Federal Income Tax Consequences                       4
     Accounting Treatment                                  5
SPECIAL FACTORS                                            5
     Purpose and Reasons for the Odd-Lot Purchase Offer    5
     Alternatives to the Odd-Lot Purchase Offer            7
     Effects of the Odd-Lot Purchase Offer                 7
     Fairness of the Odd-Lot Purchase Offer                8
     Fairness of the Offer Price                           9
     Approval of the Odd-Lot Purchase Offer               11
     Recommendation of the Board                          13
THE COMPANY                                               13
MARKET FOR THE COMMON STOCK                               14
MANAGEMENT                                                16
     Board of Directors                                   16
     Non-Director Executive Officers                      18
     Security Ownership of Management                     19
     Certain Transactions with Management                 21
SUMMARY FINANCIAL INFORMATION                             22
WHERE YOU CAN FIND MORE INFORMATION                       23

SUMMARY
Calloway's Nursery, Inc. (the "Company") operates retail garden centers in the four largest metropolitan areas in Texas, Dallas, Fort Worth, Houston and San Antonio, reaching a combined population of 11.4 million. Founded in 1986, the Company's first four retail stores opened in Dallas in 1987. Since that time, the Company has grown to 26 retail stores in its four market areas.

To improve the Company's financial performance, the Company hereby offers to purchase from record holders of fewer than 100 shares of the Company's common stock all their shares of Company common stock, with the intended result that the Company's common stock will cease to be registered under the Securities Exchange Act of 1934 (the "Exchange Act").

This summary briefly describes an offer (the "Odd-Lot
Purchase Offer") approved by the Board of Directors (the
"Board") of the Company that would allow the Company to purchase the common stock of the Company from certain shareholders. This summary describes the material terms and features of the Odd-Lot Purchase Offer, but a more detailed description is also included in this disclosure statement.
See "THE ODD-LOT PURCHASE OFFER; FAIRNESS OF THE ODD-LOT
PURCHASE OFFER."

The Odd-Lot Purchase Offer

* The Company offers to purchase from all holders of record of fewer than 100 shares of the Company's common stock all their shares of Company common stock for $0.90 per share.

* The Company seeks to reduce the number of record holders of its common stock to fewer than 300 (a "successful completion").

* The offer is not conditioned on acceptance of the offer by a minimum number of holders or for a minimum or maximum number of shares.

* To participate in the offer, a shareholder must deliver a letter of transmittal along with his odd-lot shares to the Company prior to the termination of the offer.

* The Company will not purchase any odd-lot shares prior to February 20, 2004. The Company will not terminate or withdraw the offer prior to February 29, 2004.

Effects of the Odd-Lot Purchase Offer

* If upon the completion of the Odd-Lot Purchase Offer the Company has fewer than 300 record holders of common stock, the Company intends to terminate its registration under the Exchange Act.

Benefits of the Odd-Lot Purchase Offer

* If successfully completed, the Odd-Lot Purchase Offer will enable the Company to terminate the registration of its common stock under the Exchange Act and thus suspend its obligation to file annual and periodic reports and other filings with the Securities and Exchange Commission (the "SEC"). The Board estimates that the Company will save approximately $500,000 annually, once the termination of the common stock's registration becomes effective, by eliminating the substantial costs associated with being a public company, including the preparation and filing of periodic reports with the SEC.

Disadvantages of the Odd-Lot Purchase Offer

*    Following the successful completion of the Odd-Lot
Purchase Offer, the shareholders of the Company, including unaffiliated shareholders, will likely experience reduced liquidity for their shares of common stock.

* After the Company ceases to make SEC filings, unaffiliated shareholders will not receive the same information about the Company that would be available through SEC filings and will accordingly have greater difficulty obtaining information about the operations and financial condition of the Company.

*    There can be no assurance that the Odd-Lot Purchase
Offer will be successfully completed. If an insufficient number of shareholders accept the Company's offer, the Company will not be able to terminate the registration of its common stock under the Exchange Act.

Board Determination of Fairness of the Odd-Lot Purchase
Offer

*    The Board has determined that the Odd-Lot Purchase
Offer is advisable, fair and in the best interests of the Company and its shareholders, including the Company's unaffiliated shareholders. The Odd-Lot Purchase Offer is fair to the Company's shareholders, including unaffiliated shareholders, not selling their shares because the Company will benefit substantially from the elimination upon deregistration of the substantial costs of being a public company. Unaffiliated shareholders selling their shares in the Odd-Lot Purchase Offer will receive a fair purchase price substantially in excess of current market prices. The
Board recommends that shareholders holding fewer than 100 shares of the Company's common stock accept the Company's offer to purchase and sell their shares of common stock to the Company pursuant to the Odd-Lot Purchase Offer, because doing so will facilitate the successful completion of the Odd-Lot Purchase Offer.

THE ODD-LOT PURCHASE OFFER

Background and Description of the Odd-Lot Purchase Offer

Upon a review of the Company's financial condition and results of operations and the poor performance of the Company's common stock on the NASDAQ SmallCap Market, the Board determined it was appropriate to consider the possibility of going private.

The members of management were instructed to explore business strategies and alternatives for the Company and its shareholders going forward. The management presented the Board with several options for changing the Company's status from a public to a private company. The Board, after consultation with its outside legal counsel and management, unanimously determined that the Odd-Lot Purchase Offer is the fairest and most efficient available means to reduce the number of shareholders and permit the Company to go private.

In the Odd-Lot Purchase Offer the Company offers to purchase all of the shares of the Company's common stock held by shareholders of record holding fewer than 100 shares of the Company's common stock. The purchase price is $0.90 per share. The Company presently intends to hold any purchased shares as treasury stock. The Company offer is not conditioned on acceptance of the offer by a minimum number of holders or for a minimum or maximum number of shares. The Company will not purchase any odd-lot shares prior to February 20, 2004. The Company will not terminate or withdraw the offer prior to February 29, 2004.

To participate in the Odd-Lot Purchase Offer, a shareholder must deliver a properly completed letter of transmittal and the certificates evidencing the shares of common stock being tendered pursuant to the Odd-Lot Purchase Offer to the Company prior to the termination of the offer. The consideration for tendering the odd-lot shares pursuant to the Odd-Lot Purchase Offer will be delivered as soon as practicable after the acceptance of the odd-lot shares by the Company. Only holders of record are authorized to tender their odd-lot shares.

Appraisal Rights

Shareholders do not have the right to demand the appraised value of their shares (dissenter's rights) in conjunction with the Odd-Lot Purchase Offer under the Texas Business Corporation Act. There may exist other rights or actions under the Texas Business Corporation Act, Texas common law or federal or state securities laws for shareholders who object to the Odd-Lot Purchase Offer. Although the nature and extent of such rights or actions are uncertain and may vary depending on the facts or circumstances, shareholder challenges to corporate action in general are related to the fiduciary responsibilities of corporate officers and directors, to the fairness of the corporate transactions and the adequacy of disclosure.

Special Provisions for Unaffiliated Shareholders

No provisions have been made to grant unaffiliated shareholders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company. However, under Texas law, certain shareholders of a corporation may examine the books and records of the corporation. Upon a written demand stating the purpose of the demand, a shareholder holding the Company's common stock for at least six months immediately preceding a demand or a shareholder holding at least 5% of all outstanding shares of the Company's common stock has the right to examine and extract information from the Company's relevant books and records of account, minutes and share transfer records. A shareholder may examine or extract information from such records in person or by agent at any reasonable time for any proper purpose.

Source of Funds

The total cost of implementing the Odd-Lot Purchase Offer transactions is not expected to exceed $85,000. Costs include legal fees, stock transfer agent fees, and the cost of acquiring shares. The funds will come from the operating cash flows provided by the Company's business and existing credit facilities. As required by the Company's bank loan agreement, the Company has obtained the approval of its lender to purchase shares of the Company's common stock pursuant to the Odd-Lot Purchase Offer.

Persons Implementing the Odd-Lot Purchase Offer

John T. Cosby and Daniel G. Reynolds, both Vice Presidents of the Company, will have primary responsibility for implementing the Odd-Lot Purchase Offer. Such officers will be assisted by other officers and employees of the Company.
None of such persons will receive any special compensation for his efforts in implementing the Odd-Lot Purchase Offer.
The Company does not intend to use any non-employees to contact its shareholders in connection with the Odd-Lot
Purchase Offer.

Federal Income Tax Consequences

A shareholder who chooses to sell his shares of Company common stock held as a capital asset will recognize a capital gain or loss on such sale equal to the difference between the cash received for the shares and the shareholder's adjusted tax basis in his stock. Such capital gain or loss will be treated as a long-term capital gain or loss if, at the time of the sale, the shareholder has held such stock for more than one year; otherwise, the capital gain or loss will be short term. Non-corporate taxpayers are generally subject to a maximum federal rate of (a) 15% on their long-term capital gains and (b) 35% on their short-term capital gains. All taxpayers are subject to certain limitations on the deductibility of their capital losses. In addition, a shareholder who sells his common stock to the Company may be required to furnish the shareholder's social security number or taxpayer identification number to the Company or the transfer agent. Failure to provide such information or the providing of incorrect information may result in backup withholding. Each shareholder should consult his own tax advisors in order to determine the tax consequences to him of the proposed purchase under the Odd-Lot Purchase Offer.

Accounting Treatment

The purchase of shares by the Company will be accounted for as a purchase of treasury stock. The Company records treasury stock purchases at cost. The par value of the purchased shares will reduce common stock, and the excess of the cost over par value will reduce additional paid-in capital.

SPECIAL FACTORS

Purpose and Reasons for the Odd-Lot Purchase Offer

The purpose of the Odd-Lot Purchase Offer is to reduce the number of common shareholders to fewer than 300 shareholders of record, thus allowing the Company to terminate its common stock's registration under the Exchange Act. The Board believes that the proposed Odd-Lot Purchase Offer will maximize shareholder value by relieving the Company of the substantial costs of remaining a public company with reporting requirements. The direct and indirect costs associated with the Company's compliance with the filing and reporting requirements of the Exchange Act have a material adverse effect on the Company's financial performance and the various costs associated with remaining a public company are expected to increase further as a result of recent legislative and regulatory initiatives to improve corporate governance. Shareholders eligible to sell their shares in the Odd-Lot Purchase Offer are provided an opportunity to sell their shares at a fair price substantially in excess of current market prices.

For the fiscal year ended September 30, 2003, the Company spent $487,000, 16% of its December 31, 2003 market capitalization, in costs related to being a public company, the largest portion of which were attributable to fees paid for audit services and audit related services. The Company estimates that those costs will increase to approximately
$730,000 for fiscal year 2004.

By terminating its common stock's registration and relieving itself of the reporting requirements of the Exchange Act and other obligations, the Company estimates it will save approximately $500,000 annually, once the termination of the registration becomes effective. The Company believes the savings will result from the elimination of NASDAQ stock market fees, press release expenses and certain legal fees, as well as a significant reduction in audit fees, independent directors compensation, officers and directors liability insurance, tax compliance, printing and mailing costs, filing fees, stock transfer agent expenses and other direct expenses associated with the required SEC filings and being a public company. These savings result from relief from the costs of complying with securities laws and regulations, as well as reduction of other costs which are typically higher for public companies, such as directors and officers liability insurance.

The following table describes these estimated costs and savings:

                                                                Estimated
                                                   Estimated       2004     Estimated
                                          2003       2004        Expenses     Annual
                                        Expenses    Expenses    if Private   Savings
                                        --------   ---------    ----------  --------
Audit fees, including quarterly reviews $144,000    $225,000      $50,000   $175,000
Independent directors compensation       111,000     100,000       80,000     20,000
Directors and officers liability
insurance                                 65,000     125,000       50,000     75,000
NASDAQ stock market fees                  23,000      60,000           --     60,000
Audit-related fees (filing of Form S-8,
audit of employee benefit plan, due
diligence assistance                      23,000     100,000        8,000     92,000
Other non-audit services (tax compliance) 32,000      35,000       20,000     10,000
Printing and EDGAR filing fees            16,000      30,000       10,000     20,000
Stock transfer agent fees                 20,000      20,000       10,000     10,000
Press release fees                        12,000      12,000           --         --
Legal fees (annual report, quarterly
reports and proxy)                        36,000      12,000           --         --
Annual meeting costs & other               6,000      10,000        2,000      8,000
                                        --------   ---------    ---------   --------
Total public company related costs      $487,000    $729,000     $230,000   $499,000
                                        ========   =========    =========   ========

The Company also incurs indirect costs as a result of management's time expended in preparation and review of such filings.

The Company has no present intention or, in the Board's judgment, any current or foreseeable ability to raise capital through sales of securities in a public offering or to acquire other business entities using its stock as the consideration for any such acquisition. Therefore, the Company is unlikely to take advantage of its current status as a public company for these purposes.

Based on the Company's size and resources the Board does not believe the costs associated with remaining a public company are justified. Because the Company is not receiving any material benefits from its current status as a public company and the costs of remaining a public company are high, the Board has determined that it would be irresponsible to continue as a public company in such circumstances. In light of these disproportionate costs, the Board believes that it is in the best interests of the Company and its shareholders, including its unaffiliated shareholders, to eliminate the administrative and financial burden of remaining a public company subject to the reporting requirements of the Exchange Act. As discussed below, the Odd-Lot Purchase Offer was determined to be the best method for becoming a non-reporting company. See"-- Alternatives to the Odd-Lot Purchase Offer."

Alternatives to the Odd-Lot Purchase Offer

In addition to the Odd-Lot Purchase Offer, the Board considered conducting a series of negotiated transactions with individual shareholders holding not more than 500 shares and two reverse stock split proposals as a method for reducing the number of shareholders. Of the four alternatives, the Odd-Lot Purchase Offer was the most efficient and cost effective method for reducing the number of Company shareholders to fewer than 300. Because of applicable tender offer rules, the negotiated purchase proposal would be difficult to implement in a manner that would likely enable the Company to reduce its shareholders of record to less than 300. Both reverse stock split proposals considered would require more time to complete and cost the Company substantially more money than the proposed Odd-Lot Purchase Offer. The Board believes that the Odd-Lot Purchase Offer provides the most efficient and economical method for changing the Company's status from a reporting company under the Exchange Act to a non-reporting company.

Effects of the Odd-Lot Purchase Offer

The Company is offering to purchase all the shares of all record holders of fewer than 100 shares of the Company's common stock for $.90 per share. The Company will not offer to purchase shares from the holders of more than 100 shares of the Company's common stock. Upon consummation of a purchase between a shareholder and the Company, the shareholder will be paid the purchase price in cash.

When, as a result of the Odd-Lot Purchase Offer, the total number of shareholders is reduced to less than 300, the Company intends promptly to terminate the common stock's registration under the Exchange Act. The Company anticipates there will be no organized public market for the Company's common stock. Upon termination of the registration of the common stock, the reduction in public information concerning the Company and the termination of the Company's status as a reporting company will likely adversely affect the liquidity of the common stock. Upon the termination of the common stock's registration under the Exchange Act, the Company will no longer be subject to certain provisions of the Exchange Act, including the requirement to file periodic reports with the SEC or provide annual reports to shareholders. Consequently, unaffiliated shareholders who retain an equity interest in the Company will not receive the same information regarding the Company's operations and financial status that is currently available to them through SEC filings. After deregistration, an unaffiliated shareholder may request the Company for access to information that is reasonably related to such person's interest in the Company as a shareholder. Under Texas law, a shareholder holding shares of the Company's common stock for at least six months immediately preceding a demand or a shareholder holding at least 5% of all outstanding shares has the right for a proper purpose to examine and extract information from the Company's relevant books and records of account, minutes and share transfer records. The Board has not yet determined what information regarding the Company's operations it will continue to provide to the shareholders retaining an equity interest in the Company.

Fairness of the Odd-Lot Purchase Offer

The Board believes that the Odd-Lot Purchase Offer is fair and in the best interests of the Company and its shareholders, including the Company's unaffiliated shareholders.

To determine the best interests of the Company and its shareholders, the Board considered a number of factors arguing in favor of or against the Odd-Lot Purchase Offer.
On the positive side, the Board and members of management reviewed and discussed:

  - The Company's potential cost savings resulting from the termination of the registration of the Company's common stock;

  - The anticipated effect of such savings on the Company's total expenses and future prospects; and

  - The elimination of the substantial amount of time and effort currently expended by management in complying with the requirements of being a public company.

The Board also considered the following negative effects of termination of common stock registration:

  - The inability of the Company to access the public capital markets;

  - The reduced ability of the Company to use its shares to effect acquisitions;

  - The likely adverse effect on the market for the common stock and the shareholders' ability to buy and sell shares; and

  - The reduced access of unaffiliated shareholders to Company information that is now available through SEC filings.

Taking all of these factors into consideration, the Board determined that the advantages of terminating registration of the common stock outweighed the potential detriments of deregistration. In particular, the Board concluded that because the Company has no present intention or, in the Board's judgment, any current or foreseeable ability to raise capital through sales of securities in a public offering or to acquire other business entities using its publicly traded stock as consideration, the estimated annual savings of approximately $500,000 would significantly benefit the Company. The Board also considered the reduction in the liquidity of the common stock and the shareholders' ability to buy and sell shares, but concluded that the favorable effect of the anticipated cost savings on the Company's financial performance and future prospects exceeded any detriment arising from the loss of liquidity.

The Board considered alternatives to the Odd-Lot Purchase
Offer, such as a series of negotiated purchases with individual shareholders and a reverse stock split, but determined that the Odd-Lot Purchase Offer was the most expeditious and economical way of changing the Company's status from that of a public company to a private company.

Fairness of the Offer Price

The Board made its initial determination of the purchase price to be offered to certain of its shareholders at a meeting of the Board held on September 11, 2003, where the Board approved a plan to reduce the number of Company shareholders of record below 300 through a series of negotiated purchases with individual shareholders. Members of management of the Company prepared a report (the "Management Report") analyzing the significant factors, in management's view, affecting the value of the common stock of the Company. The Board was also provided all requested financial information about the Company. After a determination was made that applicable tender offer rules would make the negotiated purchase plan difficult to implement in a manner that would likely enable the Company to reduce its shareholders of record to less than 300, the Board approved the Odd-Lot Purchase Offer at its meeting held on November 12, 2003. At such meeting, the Board also confirmed $.90 as the purchase price in the Odd-Lot Purchase Offer.

In determining the purchase price, the Board considered the following methods of valuation: market prices, net book value, estimated sale value, discounted cash flows, and liquidation value.

Market Prices. At its September meeting, the Board looked at the average closing price for the twelve-month period ended August 31, 2003, both weighted for trading volume and unweighted. The average closing price for such period was $0.83 and the average weighted closing price was also $0.83. At the November meetings the Board considered recent trading prices of the common stock, which was in the $0.60 per share range. The closing price on January 23, 2004, was $.51.

Net Book Value. At its September meeting, the Board considered the Company's net book value per common share of $0.96 as of June 30, 2003. Because of year-to-date performance and the seasonality of the Company's business, the Board anticipated that the net book value per common share would decrease substantially in the fourth quarter. Net book value per common share is the shareholders' equity of the Company in excess of its redeemable preferred stock divided by the number of shares outstanding determined in accordance with United States generally accepted accounting principles ("GAAP"). Net book value may not necessarily be indicative of the fair value of the Company because GAAP book values do not necessarily reflect the fair market value of the Company's assets.

Other Valuation Methods Considered. At its September meeting the Board also considered the relevance of other valuation methods, such as: (i) discounted estimated future cash flows, (ii) value of the Company if sold to an unaffiliated third party, and (iii) liquidation value.

The Company's EBITDA was $264,000 in fiscal 2002 and the Company had negative EBITDA of ($1,412,000) in fiscal year
2001. At its September meeting the Board noted that the Company anticipated negative cash flows from operating activities and negative EBITDA for fiscal year 2003.
Accordingly, the Board believed that trying to estimate future cash flows for purposes of valuing the Company would be speculative. "EBITDA" means the sum of the Company's net income plus its expenses for interest, taxes, depreciation and amortization.

Similarly, because of the Company's negative or low EBITDA in recent years and anticipated negative EBITDA and negative operating cash flows in 2003, at its September meeting the Board concluded that the Company could not likely be sold to an unaffiliated third party for an amount approaching the Company's June 30, 2003 net book value. The Board also considered the likely improvement to the Company's cash flows and EBITDA in the event of the successful completion of the Odd-Lot Purchase Offer, and concluded that the Company could still not likely be sold for an amount approaching the Company's June 30, 2003 net book value. Management confirmed to the Board that during the last 4 years it had not been contacted by any persons interested in acquiring the Company through a purchase or business combination transaction and that it was not aware of any likely suitors.

At the September meeting the Board also considered the liquidation value of the Company's assets. Although very difficult to quantify, based on discussions with management the Board determined that, in a liquidation, it was unlikely that the Company would realize gains from sales of appreciated assets, such as the Company's real estate, in excess of the substantial losses it would likely realize on the sale of its inventory, much of it perishable. Accordingly, the Board concluded that liquidation value would likely not approach the Company's June 30, 2003 net book value.

The Board did not assign specific weight to any particular valuation method in the determination of the purchase price for the purposes of the Odd-Lot Purchase Offer, instead considering all the foregoing information and giving it such weight as it deemed relevant. As a result, the Board concluded at its September meeting that $0.90 per share was a fair purchase price to all unaffiliated shareholders selling in connection with the Odd-Lot Purchase Offer, and the Board remains of that view.

In addition, the Board determined that the purchase price pursuant to the Odd-Lot Purchase Offer was fair to all shareholders of the Company, including those shareholders who do not sell pursuant to the Odd-Lot Purchase Offer. At an estimated cost of $85,000, including expenses, the elimination upon deregistration of the substantial costs associated with compliance with the filing and reporting requirements imposed on public companies would more than offset the costs of the Odd-Lot Purchase Offer. Therefore, even though not all shareholders will participate in the Odd-Lot Purchase Offer, the successful completion of the Odd-Lot Purchase Offer and the resulting benefits to the Company are in the best interests of the Company and fair to all of its shareholders.

Approval of the Odd-Lot Purchase Offer

The Board has unanimously approved the Odd-Lot Purchase Offer. The Board, including all the directors who are not employees of the Company, determined that it was not in the best interests of the Company or its shareholders, including the Company's unaffiliated shareholders, to retain an independent financial advisor, third-party advisor or unaffiliated representative to act solely on behalf of unaffiliated shareholders to negotiate the terms of the Odd-Lot Purchase Offer or to prepare a report or opinion as to the procedural and/or substantive fairness of the proposed Odd-Lot Purchase Offer. The Board determined that the expense of retaining such representation would outweigh the benefits to the Company and its shareholders.

In considering whether an independent financial advisor, third-party advisor or unaffiliated representative was necessary in order to make this transaction procedurally fair to the Company's shareholders, including its unaffiliated shareholders, the Board evaluated whether the interests of the unaffiliated shareholders would be adequately represented and whether the proposed purchase price could be fairly determined by the Board. The Board determined that there was sufficient representation in the decision-making at the Board level to protect the interests of unaffiliated shareholders. The Board is comprised of seven members, three of whom are not employees of the Company or an affiliate of the Company. All members of the Board hold in excess of 100 shares of the Company's common stock and will not be eligible to participate in the Odd-Lot Purchase Offer. The successful completion of the Odd-Lot Purchase Offer will have no material effect on the Board members' interest in the Company since it would reduce net book value per common share by about $0.01 per share, and would increase their respective percentage ownership of the Company by approximately 0.05%. The Board also noted that the cost of being a public company is adversely affecting all of its shareholders, whether or not affiliated with the Company. In addition, the Board found that no independent committee of the Board was necessary to review the fairness of the Odd-Lot Purchase Offer, noting that each Board member could adequately convey his opinions and concerns to the entire Board without the need for the establishment of such a committee.

The Board has determined it is unnecessary to require a majority vote of the unaffiliated shareholders to approve the Odd-Lot Purchase Offer. Unaffiliated shareholders holding fewer than 100 shares will have an opportunity to determine whether or not they want to remain a shareholder or participate in the Odd-Lot Purchase Offer with the Company following the announcement of the proposed plan. Unaffiliated shareholders holding 100 or more shares of the Company's common stock have an opportunity to sell their shares prior to the completion of the proposed Odd-Lot Purchase Offer and the resulting deregistration, although that opportunity is somewhat limited by the thin trading market for the Company's common stock. No executive officer or director intends to try to sell his shares in advance of the Company terminating the common stock's Exchange Act registration. The Board considered the consequences to unaffiliated shareholders who will remain shareholders of the Company following the successful completion of the Odd-Lot Purchase Offer and the resulting deregistration. The Board determined that the lack of a public market for the shares will be offset by the cost savings that will result from terminating the common stock's Exchange Act registration. The past performance of the Company's common stock is poor, the shares trade infrequently and with minimal volume, and therefore there is currently a thin trading market. In addition, the successful completion of the proposed Odd-Lot Purchase Offer will not materially change the rights, preferences or limitations of the unaffiliated shareholders who retain an equity interest in the Company, reducing net book value per common share by about $0.01 and increasing their percentage ownership in the Company by about 0.05%.

Those unaffiliated shareholders who retain an equity interest in the Company following the successful completion of the Odd-Lot Purchase Offer will indirectly bear the cost of the proposed plan. However, the Board believes that the proposed plan is efficient and economical and that, if successful, the cost of the Odd-Lot Purchase Offer will be offset by the anticipated savings of being a private company without the duty to comply with the periodic reporting requirements of the Exchange Act. In addition, the Company will save a substantial amount of time and funds by eliminating the administrative burdens of complying with such requirements.

Recommendation of the Board

After consideration of all of the facts, the Board has unanimously determined that the proposed Odd-Lot Purchase Offer, taken as a whole, is substantively and procedurally fair to, and in the best interests of the Company and its shareholders, including the Company's unaffiliated shareholders. The Board recommends that unaffiliated shareholders holding of record fewer than 100 shares of the Company's common stock accept the Company's offer and sell their shares to the Company because doing so will facilitate the successful completion of the Odd-Lot Purchase Offer.

THE COMPANY

Calloway's Nursery, Inc. (the "Company") operates retail garden centers in the four largest metropolitan areas in
Texas: Dallas, Fort Worth, Houston and San Antonio, reaching a combined population of 11.4 million. The address of its principal executive offices is 4200 Airport Freeway, Suite 200, Fort Worth, Texas 76117-6200. The telephone number of its principal executive offices is (817) 222-1122. The total number of shares of the Company's common stock, $0.01 par value, outstanding on December 31, 2003 was 6,961,890.

The Company's management team consists of professionals that have worked together for most of the time that the Company has been in operation. Several members of the management team have been actively involved in the retail garden industry or green industry throughout their professional career. The goal of the management team is to continuously improve the Company's products and services.

Founded in 1986, the Company's first four retail stores opened in Dallas in 1987. Since that time, the Company has grown to 26 retail stores: 16 Calloway's Nursery retail stores in the Dallas and Fort Worth markets ("Dallas and Fort Worth Markets"), 7 Calloway's Nursery retail stores in the San Antonio market ("San Antonio Market") and 3
Cornelius Nurseries retail stores in the Houston market
("Houston Market").

Locations are selected on the basis of demographic data, traffic patterns and shopping habits. All 26 retail stores are Company-operated. The Company focuses on quality and breadth of selection in bedding plants and nursery stock, complemented by other related garden products such as soil amendments and fertilizers. Apart from Christmas merchandise, approximately two-thirds of its retail sales are derived from living plants. The remaining one-third is made up of products that primarily relate to their care and nurturing.

All retail stores sell Christmas merchandise. The Houston
Market stores have developed a stronger and more financially beneficial focus on Christmas than have the Dallas, Fort
Worth and San Antonio market stores.

Texas is the third largest retail market in the United
States for "green industry" sales, which includes (i) wholesale grower sales, (ii) landscape-related sales, (iii) home center and mass merchandiser retail sales and (iv) retail garden center sales (which includes the Company's retail stores).

According to the Office of the Comptroller of Public Accounts, Texas green industry sales increased from approximately $6.3 billion in 1997 to approximately $8.0 billion in 2001. However, retail garden center sales have declined each year from 1997 - 2001, from approximately $1.8 billion in 1997 to approximately $1.5 billion in 2001. The most rapid growth for green industry sales over that period has been in home center and mass merchandiser retail sales.

The Company has retail stores in the four largest markets in
Texas:  the Dallas, Fort Worth, Houston and San Antonio
Markets. Together, these four markets account for approximately 38% of Texas' retail garden center sales.

During the last five years, the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of any such law.

MARKET FOR THE COMMON STOCK

The Company's common stock traded on NASDAQ under the symbol CLWY since June 26, 1991. Through March 20, 2002 the common stock traded on the NASDAQ National Market. Since March 21, 2002 the common stock traded on the NASDAQ SmallCap Market. NASDAQ has notified the company that its common stock will be delisted from the NASDAQ SmallCap Market with the opening of business on January 30, 2004.

The following table sets forth the high, low and closing price information for each quarter of the most recent five fiscal years, as well as the current fiscal year:

                                    High       Low     Close
Fiscal Year 1999
First Quarter                     $1.375    $1.000    $1.125
Second Quarter                     1.500     1.125     1.313
Third Quarter                      2.000     1.250     1.375
Fourth Quarter                     1.563     1.125     1.125

Fiscal Year 2000
First Quarter                      1.438      .938     1.188
Second Quarter                     1.500      .969     1.375
Third Quarter                      1.500      .813     1.188
Fourth Quarter                     1.750     1.125     1.375

Fiscal Year 2001
First Quarter                      1.750     1.063     1.250
Second Quarter                     1.625     1.141     1.188
Third Quarter                      1.600     1.000     1.300
Fourth Quarter                     1.390      .850      .940

Fiscal Year 2002
First Quarter                      1.210      .680      .950
Second Quarter                     1.300      .800     1.130
Third Quarter                      1.280     1.000     1.050
Fourth Quarter                     1.140      .700      .890

Fiscal Year 2003
First Quarter                      1.000      .620      .880
Second Quarter                      .950      .710      .800
Third Quarter                       .880      .620      .800
Fourth Quarter                      .940      .500      .600

Fiscal Year 2004
First Quarter                       .680      .330      .450
Second Quarter
(through January 23, 2004)         $.550     $.420     $.460

The closing price of the common stock on January 23, 2004 as reported by NASDAQ was $.46. As of December 31, 2003 there were 294 shareholders of record.

The Company has never paid cash dividends on its common stock. The Company's loan agreement prohibits payment of cash dividends on its common stock. The Company intends to retain earnings for further development of the business and, therefore, does not intend to pay cash dividends on its common stock in the foreseeable future. The Company has not purchased any shares of its common stock during the past two years.

MANAGEMENT

Name                   Age   Position
Stanley Block          63    Director

John T. Cosby          60    Vice President, Secretary and Director

Jim Estill             56    Chairman of the Board, President and Chief Executive Officer

Daniel R. Feehan       52    Director

Timothy J. McKibben    54    Director

John S. Peters         51    Vice President and Director

George L. Wechsler     87    Vice President and Director

Daniel G. Reynolds     46    Vice President and Chief Financial Officer

Marce E. Ward          36    Vice President

David S. Weger         52    Vice President

Board of Directors

Dr. Stanley Block, 63, a Chartered Financial Analyst, has been a Professor of Finance at Texas Christian University, located at 2900 Lubbock Street, Fort Worth, Texas 76109, since 1967. Dr. Block is also an author, consultant and lecturer in the area of finance. He has served as a member of the Board of Directors of the Company since completion of its initial public offering in June of 1991.

John T. Cosby, 60, is Vice President, Secretary and a Director. Mr. Cosby, along with Jim Estill and John Peters, co-founded the Company in 1986. He develops Calloway's Nursery retail store locations, including site selection and development, as well as conducting lease and acquisition negotiations. Prior to 1986, Mr. Cosby worked at Sunbelt Nursery Group, serving as Vice President -- Corporate Development and at Pier 1 Imports as Real Estate Manager. Mr. Cosby received his BBA in Management from Texas Wesleyan College in 1969 and his MBA in Management from the University of Dallas in 1983. A Certified Mediator, Mr. Cosby is Past Chairman of Optical Federal Credit Union, and Past President of Dispute Resolution Services of Tarrant County.

Jim Estill, 56, is Chairman of the Board, President and
Chief Executive Officer. Along with John Cosby and John
Peters, Mr. Estill co-founded the Company in 1986. Prior to that, Mr. Estill worked with Sunbelt Nursery Group, as
President and Chief Executive Officer. Mr. Estill received his BBA in Finance from Texas Christian University in 1969, and his MBA from TCU in 1977.Mr. Estill is a Texas Master
Certified Nursery Professional ("TMCNP").

Daniel R. Feehan, 52, is president and chief executive officer and a member of the board of directors of Cash America International, Inc., whose principal place of business is located at 1600 West Seventh Street, Fort Worth, Texas 76102. He joined Cash America in 1988 as chief financial officer and was named president and chief operating officer in January 1990. In February 2002 he was appointed chief executive officer. He is also a member of the board of directors of AZZ Incorporated and RadioShack Corporation.

Timothy J. McKibben, 54, is chairman of the board for Ancor Holdings, Inc., an acquisitions and management company he co-founded in 1994 that now manages ten companies in four diverse industries. The principal place of business of Ancor Holdings, Inc. is located at 201 Main Street, Fort Worth, Texas 76102. He has more than 27 years experience in the medical supply industry. He is also a member of the board of directors of Cash America International, Inc.

John S. Peters, 51, is Vice President and Director of the Company. Mr. Peters, along with Jim Estill and John Cosby, co-founded the Company in 1986. He developed the original staff into a team of industry professionals. He has primary responsibility for distribution, human resources and administration. Prior to 1986, Mr. Peters worked with Sunbelt Nursery Group as Senior Vice President of Operations, where he was responsible for operations of all subsidiaries, including more than 100 stores in five states, and two growing operations. Mr. Peters attended Texas Christian University. A TMCNP, Mr. Peters is Past Chairman of the TNLA, and currently serves on the TNLA Education and Research Foundation.

George J. Wechsler, 87, is Vice President and a Director of the Company. Mr. Wechsler joined the Company and was elected to the Board of Directors in 2002. Prior to joining the Company Mr. Wechsler was self-employed. He is a Past President of the TNLA, and a past recipient of their "Outstanding Nurseryman Award". Mr. Wechsler offices out of the Company's location at 1507 Ruiz Street, San Antonio, Texas 78230.

Non-Director Executive Officers

Daniel G. Reynolds, 46, is Vice President, Chief Financial Officer and Assistant Secretary. Mr. Reynolds joined the Company in 1990, where he developed its financial, operating and merchandising decision-support systems. His responsibilities include financial and management reporting, treasury management, credit facilities, corporate and shareholder records, SEC and stock market compliance, public, media and investor relations, risk management and budgeting. Mr. Reynolds also oversees design, development, implementation and review of all transactional and decision-support systems. Prior to 1990, Mr. Reynolds worked with Atmos Energy Corporation as Financial Systems Manager and KPMG LLP as Supervising Senior Accountant. Mr. Reynolds received his BBA in Accounting from the University of Texas at Arlington. A Certified Public Accountant, Mr. Reynolds is Past President of the Fort Worth Chapter of Financial Executives International.

Marce E. Ward, 36, is Vice President, Dallas and Fort Worth
Markets. Mr. Ward began with the Company in retail store management in 1987. He has primary responsibility for the sixteen retail stores serving the Dallas and Fort Worth
Markets. Prior to being named Vice President, Mr. Ward served as General Manager, Dallas and Fort Worth Markets since 2002, and Merchandise Manager since 1995.

David S. Weger, 52, is Vice President, Merchandising. Mr. Weger began with the Company in retail store management in 1987 with the opening of the first stores. He has responsibility for the administration of planning, procurement and replenishment of merchandise lines. Prior to 1987, Mr. Weger was Landscape Designer with Odessa Nursery. He has also been Co-Owner of Lessmon-Weger Garden Center in Colby, Kansas. Mr. Weger received his BBA in Political Science and Education from Fort Hays State University. A TMCNP, Mr. Weger is a Director of the TNLA, Past President of TNLA, Region 5, and Past Chairman of the TNLA Education Committee.

To the knowledge of Calloway's, during the last five years, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of any such law. All of the foregoing directors and executive officers are citizens of the United States.

Security Ownership of Management

The following table sets forth certain information as to the number of shares of Company common stock beneficially owned as of December 31, 2003, by (i) each executive officer, (ii) each director, and (iii) all of the executive officers and directors of the Company as a group.

Except as otherwise indicated, each of the persons named below has sole voting and investment power with respect to the shares of Common Stock beneficially owned by that person.

                                                        Percent
                                            Number         of
                                                Of       Shares
Name of Beneficial Owner                    Shares    Outstanding
--------------------------------      ------------    -----------
Dr. Stanley Block (1)                      105,891        1.5%
John T. Cosby (2)                          574,399        8.0%
James C. Estill (3)                      1,307,735       17.8%
Daniel R. Feehan (4)                       104,997        1.5%
Timothy J. McKibben (5)                    154,311        2.2%
John S. Peters (6)                         251,996        3.5%
Daniel G. Reynolds (7)                     162,591        2.3%
Marce E. Ward (8)                           59,468        0.8%
George J. Wechsler                           6,325        0.1%
David S. Weger (9)                         224,460        3.2%
                                      ------------  ------------
All Directors and Executive Officers
as a group (10 persons)                  2,952,173       36.4%
                                      ------------  ------------

(1) Includes 1,500 shares that could be acquired through options granted under the 1995 Stock Option Plan for Independent Directors which are exercisable at $1.00 per share, 16,000 shares that could be acquired through options granted on an individual grant basis in fiscal 1997 which are exercisable at $1.125 per share, 32,000 shares that could be acquired through options granted on an individual grant basis in fiscal 1999 which are exercisable at $1.156 per share, and 44,000 shares that could be acquired through options granted on an individual grant basis in fiscal 2001 which are exercisable at $1.438 per share.

(2) Includes 120,000 shares that could be acquired through options granted under the 1991 Stock Option Plan which are exercisable at $1.00 per share, and 105,000 shares that could be acquired through options granted under the 1997
Stock Option Plan which are exercisable at $1.09 per share.

(3) Includes 260,000 shares that could be acquired through options granted under the 1991 Stock Option Plan which are exercisable at $1.00 per share, and 130,000 shares that could be acquired through options granted under the 1997
Stock Option Plan which are exercisable at $1.09 per share.

(4) Includes 3,000 shares that could be acquired through options granted under the 1995 Stock Option Plan for Independent Directors which are exercisable at $1.438 per share, and 36,000 shares that could be acquired through options granted on an individual grant basis in fiscal 2002 which are exercisable at $1.438 per share.

(5) Includes 3,000 shares that could be acquired through options granted under the 1995 Stock Option Plan for Independent Directors which are exercisable at $1.438 per share, and 36,000 shares that could be acquired through options granted on an individual grant basis in fiscal 2002 which are exercisable at $1.438 per share.

(6) Includes 45,000 shares that could be acquired through options granted under the 1991 Stock Option Plan which are exercisable at $1.00 per share, 25,000 shares that could be acquired through options granted under the 1996 Stock Option Plan which are exercisable at $1.125 per share, and 70,000 shares that could be acquired through options granted under the 1998 Stock Option Plan which are exercisable at $1.09 per share.

(7) Includes 24,000 shares that could be acquired through options granted under the 1991 Stock Option Plan which are exercisable at $1.00 per share, 10,000 shares that were granted under the 1991 Stock Option Plan which are exercisable at $.94 per share, 16,000 shares that could be acquired through options granted under the 1996 Stock Option Plan which are exercisable at $1.125 per share, and 50,000 shares that could be acquired through options granted under the 1999 Stock Option Plan which are exercisable at $1.09 per share.

(8) Includes 6,000 shares that could be acquired through options granted under the 1991 Stock Option Plan which are exercisable at $1.00 per share, 8,000 shares that could be acquired through options granted under the 1996 Stock Option Plan which are exercisable at $1.125 per share, and 26,000 shares that could be acquired through options granted under the 1999 Stock Option Plan which are exercisable at $1.09 per share.

(9) Includes 25,000 shares that could be acquired through options granted under the 1991 Stock Option Plan which are exercisable at $1.00 per share, 10,000 shares that could be acquired through options granted under the 1991 Stock Option Plan which are exercisable at $.940 per share, 15,000 shares that could be acquired through options granted under the 1996 Stock Option Plan which are exercisable at $1.125 per share, and 50,000 shares that could be acquired through options granted under the 1999 Stock Option Plan which are exercisable at $1.09 per share.

Certain Transactions with Management

Employment Contracts. The Company's employment agreements with Messrs. Estill, Cosby and Peters extend through July 2, 2006. Mr. Estill's agreement provides (i) for a minimum annual base salary of $225,000, (ii) that the Company will continue to maintain life insurance for Mr. Estill in the amount of $1,500,000, the beneficiary of which may be designated by Mr. Estill, (iii) that the Company will purchase disability insurance for Mr. Estill sufficient to provide three years' compensation should he become disabled and (iv) that, if Mr. Estill's employment is terminated for any reason other than just cause or is constructively terminated, Mr. Estill (a) will be entitled to receive, within 15 days after such termination, a cash payment in an amount equal to three times the sum of (X) Mr. Estill's then current annual base salary and (Y) the amount of the bonus, if any, earned by Mr. Estill in respect of the previous fiscal year and (b) will be entitled to participate in all benefit programs of the Company for a period of one year following such termination. The Company will be deemed to have terminated the agreement without "just cause" unless such termination resulted from (i) Mr. Estill's willful and intentional failure to substantially perform his duties,
(ii) the commission by Mr. Estill of an illegal act in connection with his employment or (iii) the death or disability of Mr. Estill. Mr. Estill's employment will be deemed to have been "constructively terminated" (i) if his responsibilities or authority have been significantly reduced, (ii) if Mr. Estill is required to relocate outside of the Dallas-Fort Worth area or his salary is reduced in violation of his employment agreement or (iii) if a change in control of the Company occurs, as defined in the employment agreement.

Mr. Cosby's employment agreement is identical to Mr.
Estill's except that Mr. Cosby is Vice President-Corporate
Development and his minimum annual base salary is $175,000.

Mr. Peters' employment agreement is also identical to Mr.
Estill's except that Mr. Peters is Vice President of the Company, his minimum annual base salary is $175,000 and his life insurance is in the amount of $500,000.

Affiliate Leases. In fiscal 2002 the Company entered the San Antonio market by leasing seven retail store locations. Three of those leases were entered into with Mr. George J. Wechsler (the "Affiliate Leases"), who was elected to the Company's Board of Directors and was named a Vice President of the Company at the time of the transaction. The Affiliate Leases have three year terms. Rental expense under the Affiliate Leases was $142,000 and $6,000 for the years ended September 30, 2003 and 2002, respectively. The Company occupied the premises for less than three months in fiscal 2002.

SUMMARY FINANCIAL INFORMATION (UNAUDITED)

                                     (in thousands, except per share amounts)
                                                Fiscal Year Ended
                                                  September 30,
                                    ---------       ----------      ---------
                                       2003            2002            2001
Balance Sheet Information:
Current assets                      $6,974          $10,373         $11,066
Noncurrent assets                   11,023           13,752          16,195
Current liabilities                  8,710            5,756           7,615
Noncurrent liabilities               7,336            9,051           9,575
Redeemable preferred stock              --            2,538           2,180
Book value per share                 $0.28            $1.04           $1.26

Income Statement Information:
Net sales                          $47,346          $43,251         $43,385
Gross profit                        21,985           20,333          21,099
Income (loss) from continuing
 Operations                         (3,481)             161           1,393
Net loss                           ($4,841)         ($1,031)        ($2,136)

Income (loss) per common share from continuing operations:
     Basic                           ($.57)          ($.03)            $.18
     Diluted                         ($.57)          ($.03)            $.17

Net loss per common share:
     Basic                           ($.77)          ($.22)           ($.58)
     Diluted                         ($.77)          ($.22)           ($.56)

Ratio of earnings to fixed charges   (1.17)           1.49             2.88

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

Public Reference Room  Northeast Regional Office Midwest Regional Office
Room 1024              233 Broadway              175 W. Jackson Blvd.
450 Fifth Street, N.W. New York, NY 10279        Suite 900
Washington, D.C. 20549                           Chicago, IL 60604

You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains an Internet World Wide Web site that contains reports, proxy statements and other information about issuers, including the Company, who file electronically with the SEC. The address of that site is http://www.sec.gov.

The Company is incorporating by reference in this Disclosure Statement some information it files with the SEC, which means that the Company is disclosing important information to you by referring you to those documents. Specifically, the Company incorporates by reference its historical financial statements from its Annual Report on Form 10-K for the fiscal year ended September 30, 2003.

Upon request to the Company's offices at 4200 Airport Freeway, Suite 200, Fort Worth, Texas 76117-6200, (817) 222-1122, the Company will provide to any shareholder of the Company, without charge, a copy of any and all documents filed with the SEC incorporated by reference herein that are not included with this Disclosure Statement.
                         -23-